Exhibit 1

RECENT DEVELOPMENTS

The following discussion of developments since December 31, 2012 affecting Braskem should be read in conjunction with the description of the Brazilian petrochemical industry, the history of our company and the description of our business and strategy set forth in “Item 4: Information on the Company” and “Item 8: Financial Information—Legal Proceedings” included in our annual report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 8, 2013, which we refer to herein as the Braskem Annual Report.

The following is a summary of major transactions entered into, and other developments affecting us, since December 31, 2012.

Developments Relating to Pending and Proposed Capital Expenditure Projects and Acquisitions and Dispositions of Investments

Joint Venture with Styrolution

In October 2013, we signed a memorandum of understanding with Styrolution Group GmbH, or Styrolution, a global leader in the production of styrene, to assess the economic feasibility of forming a joint venture in Brazil. If approved, this joint venture would build and operate a plant with an expected annual production capacity of 100,000 tons of the copolymers acrylonitrile butadiene styrene and styrene acrylonitrile. We expect that the joint venture would market these copolymers to customers in Brazil and throughout South America. The memorandum of understanding contemplates that Styrolution would hold a 70% interest in the joint venture and be entitled to elect three board members, including the chairman of the board. Styrolution would contribute to the joint venture its expertise in developing and producing styrene, the necessary technology licenses and its existing acrylonitrile butadiene styrene and styrene acrylonitrile businesses in the region. The memorandum of understanding contemplates that Braskem would hold a 30% interest in the joint venture and be entitled to elect the remaining two board members. Braskem would contribute to the joint venture supply chain infrastructure and the site of the plant. The implementation of this joint venture is subject to, among other things, the negotiation of definitive agreements among the parties with respect to the joint venture and regulatory and antitrust approval. If this joint venture is implemented, we expect that construction will commence in early 2015 and that this plant would commence operations in 2017.

Acquisition of Interest in Odebrecht Comercializadora de Energia S.A.

In July 2012, we acquired 2,000 shares, or 20%, of the capital of Odebrecht Comercializadora de Energia. Odebrecht Comercializadora de Energia is also owned by Odebrecht Energia S.A., Odebrecht Agroindustrial S.A., Odebrecht Ambiental S.A. (currently Foz do Brasil S.A.) and Odebrecht Transport S.A, each with an equal interest of 20%. In July 2013, the shareholders of Odebrecht Comercializadora de Energia entered into a shareholders’ agreement governing the rights and obligations of all parties.

Material Raw Material Purchase and Product Sales Contracts

In July 2013, we entered into supply agreements with Innova S.A. under which we will supply to Innova S.A. (1) up to 205,000 tons of benzene and 73,800 tons of ethylene annually, and (2) up to 228,000 tons of high pressure vapor and 552,000 tons of low pressure vapor annually. These agreements expire in April 2023.

Investment in Metallocene-based LLDPE

In October 2013, we announced that we intend to invest approximately R$50 million in one of our polyethylene production lines in the Northeastern Complex to (1) expand the annual production capacity of this line by 30,000 tons and (2) convert 100,000 tons of the annual production capacity of this line to the production of metallocene-based LLDPE, which we intend to sell under the brand “Braskem Flexus.” We expect to sell this resin, which takes advantage of the development of more modern technology, primarily to manufacturers of plastic films. We expect this production line to begin operations in the first half of 2015.

Financing Transactions

Loan Agreements

In January 2013, we received proceeds under a loan facility that we entered into in December 2012 with certain international financial institutions in the aggregate amount of R$200.0 million. The loan proceeds were used for improvements at our butadiene plant in the Southern Complex and certain related facilities in the Southern Complex, Northeastern Complex and Southeastern Complex. This loan bears interest at a floating rate of LIBOR plus 1.1% per annum, payable semiannually, and matures in November 2022.

In February 2013, we entered into three credit export notes facilities with Brazilian financial institutions in the aggregate amount of R$300.0 million. The facilities bear interest at a rate of 8.00% per annum and mature in February 2016.

In March 2013, we entered into a credit facility agreement with an international financial institution for a principal aggregate amount of US$90.0 million. We used the proceeds of this loan for general corporate purposes. This loan bears interest at a floating rate of LIBOR plus 1.10% per annum, payable monthly. This credit agreement matured and was repaid in September 2013.

In June 2013, we entered into a credit facility agreement with an international financial institution for a principal aggregate amount of US$210.0 million. We used the proceeds of this loan to lend Braskem Idesa, S.A.P.I. funds in order for it to pay project costs related to the development, design, construction and initial operation of the Mexico Complex. This loan bears interest at a floating rate of LIBOR plus 0.9840% per annum, payable monthly. This credit agreement matured and was repaid in September 2013.

In August 2013, we entered into several credit export notes facilities with an international financial institution in the aggregate amount of R$163.5 million. The facilities bear interest at a floating rate of 106.75% of CDI per annum and mature in February 2014. This credit agreement was fully repaid in October 2013.

In September 2013, we entered into a loan agreement with a Brazilian financial institution under which we borrowed an aggregate principal amount of US$70.0 million. The loan proceeds will be used for working capital purposes. This loan bears interest at a rate of LIBOR plus 1.13% payable quarterly in arrears. Principal on this loan is payable upon maturity in September 2016.

In September 2013, we amended the terms of a financing agreement that we entered into in November 2011 with BNDES in the aggregate amount of up to R$2.5 billion, which provides for total aggregate disbursements in the aggregate amount of R$789.4 million between October 2013 and April 2015. In October and November 2013, we received disbursements under this financing agreement in the amounts of R$178.0 million and R$144.1 million, respectively. These disbursements mature in October 2019.

In October 2013, we renegotiated the terms of seven credit export notes facilities that we entered into between April 2010 and October 2012 with a Brazilian financial institution in the aggregate amount of approximately R$1.0 billion. These facilities bear interest at a floating rate of 105% of CDI, payable semiannually, and mature in October 2021.

Ethylene XXI Disbursements

In July 2013, Braskem Idesa S.A.P.I. received the initial disbursement of US$1,483.9 million (R$3,316.2 million) under the project financing agreements that it entered into in December 2012 to finance the Ethylene XXI project and in November 2013, it received the second disbursement in the amount of US$546.9 million (R$1,246.1 million) under these agreements. The financing consists of two tranches. The interest rates on the first tranche are fixed within a range of 4.33% to 6.17%. The interest rates on the second tranche are floating within a range of

LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning in April 2016. Braskem Idesa S.A.P.I. used the proceeds from the first disbursement to repay indebtedness incurred to fund the Ethylene XXI project before this disbursement, including the repayment of bridge loans with Braskem in the amount of US$648.8 million (R$1,449.8 million) and Idesa Group in the amount of US$216.3 million (R$483.3 million). For more information regarding the project financing agreements and the Ethylene XXI project, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI” in the Braskem Annual Report.

Changes to Our Board of Directors, Board of Executive Officers and Fiscal Council

Changes to Our Board of Directors

On August 27, 2013, our shareholders elected the following new members and alternate members to our board of directors: Marcela Aparecida Drehmer Andrade, Daniel Bezerra Villar (alternate) and Jairo Elias Flor (alternate). These board members were elected to replace the following members and alternate members of our board of directors who resigned: Felipe Montoro Jens, Andre Amaro da Silveira (alternate) and Carla Gouveia Barreto (alternate).

The following is a summary of the business experience, areas of expertise and principal outside business interests of our new directors and alternate directors that were elected on August 27, 2013.

Marcela Aparecida Drehmer Andrade. Ms. Drehmer served as one of our vice president executive officers, our chief financial officer and our director of investor relations from 2010 until June 2013. She has served as financial officer for Odebrecht S.A. since July 2013 and served as a member of the board of directors of Quattor, Quattor Química S.A. and Rio Polímeros S.A. in 2010, Borealis Brasil S.A. from 2005 to 2006, and Braskem Idesa SAPI from 2010 to 2013. Ms. Drehmer served as our financial officer from 2005 to 2010. She worked for our company in structured operations and financial operations from 2002 to 2005, and worked for OPP Petroquímica S.A. in the financial department where she was responsible for the structured operations and planning departments from 1994 to 1999, served directly under the vice president of investments of Odebrecht from 2001 to 2002. In 2000, Marcela participated in Credit Suisse First Boston’s Corporate Finance Internship Program, in New York. Ms. Drehmer holds a bachelor’s degree in business administration from UNIFACS and an MBA in finance from IBMEC.

Daniel Bezerra Villar. Mr. Villar has served as executive superintendent for Odebrecht Realizações Imobiliárias as Superintendent Officer since 2012. In 2011, he also served as executive superintendent for Odebrecht Realizações S.A., Bairro Novo, Brasil and from 2008 to 2010, acted as executive superintendent for Construtora Norberto Odebrecht S.A. in Lybia. Mr. Villar holds a bachelor’s degree in civil engineering from PUC-Rio.

Jairo Elias Flor. Mr. Flor has served as personnel and organizational officer of Odebrecht S.A. since 2012, as a member of the board of directors for Odebrecht Latinvest S.A. and Odebrecht Transport Participações S.A. since 2013 and as administrative and financial director for Construtora Norberto Odebrecht S.A. from 2002 to 2012. He holds a bachelor’s degree in business administration from UEPG-PR and in economics from UNIPAR-PR. He also holds a specialization in business administration from Universidade Mackenzie and an MBA in business administration from Ibmec-RJ.

Changes to Our Board of Executive Officers

On June 21, 2013, our board of directors elected Mário Augusto da Silva as our Chief Financial Officer and Investor Relations Officer to replace Marcela Aparecida Drehmer Andrade, who resigned. The following is a summary of the business experience, areas of expertise and principal outside business interests of Mário Augusto da Silva.

Mário Augusto da Silva. Mr. Silva has served as our chief financial officer and investor relations officer since 2013 and previously served in our strategic planning area from 2001 to 2005. He has also been responsible for the financial areas of Construtora Norberto Odebrecht, Odebrecht Óleo & Gás and, most recently, Odebrecht Infraestrutura – América Latina. He holds a bachelor’s degree in business administration from Universidade de Salvador, or UNIFACS, and an MBA from Harvard Business School.

On October 21, 2013, our board of directors elected Marcelo de Oliveira Cerqueira as our Vice President Executive Officer of Basic Petrochemicals Unit to replace Rui Chammas, who resigned. The following is a summary of the business experience, areas of expertise and principal outside business interests of Marcelo de Oliveira Cerqueira.

Marcelo de Oliveira Cerqueira. Mr. Cerqueira has served as the vice president of our basic petrochemicals unit since October 2013. Mr. Cerqueira previously served as head of our vinyls unit from 2010 until October 2013, as industrial vinyls director from 2009 until 2010 and as production manager of our PVC production unit in the State of Bahia from 2003 until 2008. Previously he worked at Trikem in various capacities, including production manager of the PVC unit in the State of Alagoas from 1997 until 2002. At Companhia Petroquímica Camaçari he worked with the production logistics, health, safety and the environment and procurement engineering areas from 1989 until 1996. He began his career at Companhia Alcoolquímica Nacional and COPERBO (now Lanxess), where he worked from 1987 until 1989. He holds a bachelor’s degree in chemical engineering from the University of Pernambuco and an MBA from FGV.

On December 11, 2013, our board of directors elected Gustavo Sampaio Valverde as our vice president of legal and corporate affairs to replace Mauricio Roberto de Carvalho Ferro, who resigned. The following is a summary of the business experience, areas of expertise and principal outside business interests of Gustavo Sampaio Valverde.

Gustavo Sampaio Valverde. Mr. Valverde has served as our vice president of legal and corporate affairs since 2013 and previously served as our vice president of legal and external affairs from 2011 to 2013, our legal director from 2009 to 2011 and senior in-house counsel to Braskem S.A. (OPP Química S.A.) from 2001 to 2002. Mr. Valverde also served as legal director at CBPO Ingeniería de Venezuela from 2007 to 2009, senior in-house counsel at Construtora Norberto Odebrecht from 2003 to 2007, and previously as an attorney at Costa, Mello & Cavalcanti Advogados from and in-house counsel at Meta Brasil Engenharia. He holds a bachelor’s degree in law from Universidade Federal da Bahia, a specialization in tax law and a master’s degree in law from Pontifícia Universidade Católica de São Paulo and a master’s degree in law from Columbia University.

Changes to Our Fiscal Council

On August 27, 2013, our shareholders voted to change the composition of our fiscal counsel, in order to substitute Cassia Maria Nocchi Vieira (formerly Maria Alice Ferreira Deschamps Cavalcanti’s alternate) as Antonio Luiz Vianna de Souza’s alternate and Carlos Alberto Siqueira Gomes (formerly Antonio Luiz Vianna de Souza’s alternate) as Maria Alice Ferreira Deschamps Cavalcanti’s alternate. For a summary of the business experience, areas of expertise and principal outside business interests of these alternate members of our fiscal council, see the Braskem Annual Report.

Legislative and Regulatory Changes Affecting Our Operations and Results

Legislative Change Affecting Accumulated ICMS

In May 2013, the State of São Paulo approved new legislation reducing ICMS on certain sales of naphtha, ethylene and propylene within the state. This reduction is conditioned upon certain requirements, including (1) the parties to the transactions must use a specified governmental data processing system to issue and account for tax documents, and they must regularly comply with related obligations and (2) the seller must be accredited by the applicable governmental authority. We believe that we comply with this legislation and, as a result, we expect our accumulated ICMS in the State of São Paulo to be reduced by approximately R$300 million between July 2013 and December 2014.

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